EXHIBIT 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

(Exhibit pursuant to Item 601(b)(4)(vi) of Regulation S-K)

General

Enterprise Diversified, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock (as defined below), registered pursuant to Section 12(g) of the Exchange Act.

The following description briefly summarizes information about our capital stock, including our Common Stock. This information does not purport to be complete, and is subject to and qualified in its entirety by reference to (i) the Company’s articles of incorporation, as amended (as so amended, our “Articles of Incorporation”), and (ii) the Company’s bylaws, as amended (as so amended, our “Bylaws”), copies of each of which are filed and incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the relevant provisions of Chapter 78 of Nevada Revised Statutes – the general corporation law of the state in which we are incorporated – for additional information.

Authorized Capital Stock

Our Articles of Incorporation authorize an aggregate of 40,000,000 shares of capital stock of the Company, consisting of (i) 10,000,000 authorized shares of common stock, par value $0.125 per share (“Common Stock”), and (ii) 30,000,000 authorized shares of serial preferred stock, par value $0.001 per share (“Preferred Stock”).

As of March 25, 2022, there were 2,647,383 shares of our Common Stock issued and outstanding. To date, the Company has not issued any shares of Preferred Stock.

Common Stock

General

Each share of Common Stock has the same relative rights as, and is identical in all respects to, each other share of Common Stock.

Voting Rights

Each share of Common Stock entitles the holder thereof to one (1) vote on all matters to be voted upon by stockholders. There are no cumulative voting rights. Members of our Board of Directors are elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares of stock present in person or by proxy, entitled to vote.

Dividend Rights

Subject to any preferential rights of any series of Preferred Stock, holders of shares of our Common Stock are entitled to share ratably in dividends, if any, when and as may be declared by our Board of Directors out of funds legally available therefor. The declaration and payment of any cash dividends on our Common Stock is solely within the discretion of our Board of Directors, and is dependent on our earnings and financial condition and any other factors as our Board of Directors considers relevant. We have not paid cash dividends on shares of our Common Stock to date.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and any amounts to which holders of Preferred Stock may be entitled, holders of shares of our Common Stock are entitled to share ratably in the Company’s remaining assets, if any.

No Preemptive or Conversion Rights

Holders of shares of our Common Stock do not have any preemptive rights to purchase additional shares of Common Stock, nor are there any conversion or redemption rights associated with shares of our Common Stock.

Other Matters

Our Common Stock is not subject to further calls or assessments by the Company, and there are no redemption or sinking fund provisions applicable to our Common Stock.

The rights, preferences and privileges of holders of our Common Stock may be subject to and be adversely affected by the rights of holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Listing

Shares of our Common Stock currently trade on the OTC QB Market (OTCQB) under the symbol “SYTE”.

Transfer Agent

Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111, is the transfer agent and registrar for our Common Stock.

Preferred Stock

The Company’s Board of Directors is authorized to provide from time to time for the issuance of shares of Preferred Stock in one or more series, and to fix and determine the designation and relative rights and preferences of each series of Preferred Stock, and the restrictions or qualifications thereof.

On July 29, 2020, the Company filed a Certificate of Designation, designating the first series of our Preferred Stock as the Series A Preferred Stock, consisting of 250,000 shares so designated (the “Series A Preferred Stock”). A copy of such Certificate of Designation is filed and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and we encourage you to read it for a complete description of the terms of the Series A Preferred Stock.

In the event of our issuance of any shares of the Series A Preferred Stock, the holders thereof would have certain rights, preferences and privileges ranking prior and superior to the rights of holders of our Common Stock. Such rights, preferences and privileges include, for example:

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Holders of shares of the Series A Preferred Stock, in preference to the holders of our Common Stock, would be entitled to receive quarterly cash dividends in an amount per share equal to the greater of (i) $50 and (ii) 100 times the aggregate per share amount of all cash dividends declared on our Common Stock during the period.

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Furthermore, until accrued and unpaid dividends and distributions, whether or not declared, on the outstanding shares of the Series A Preferred Stock have been paid in full, the Company would be prohibited from declaring or paying dividends, or making any other distributions, on any shares of stock ranking junior, including the shares of our Common Stock.

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Similarly, holders of shares of the Series A Preferred Stock would be entitled to receive certain preferential amounts upon any liquidation, dissolution or winding up of the Company; and, furthermore, in the event of any consolidation, merger, combination or similar Company transaction, holders of shares of the Series A Preferred Stock would be entitled to an amount per share equal to 100 times the aggregate amount of stock, securities and/or cash, as the case may be, into which or for which each share of our Common Stock is converted or exchanged in connection with such transaction.

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Also, except as otherwise required by law, each share of the Series A Preferred Stock would entitle the holder thereof to 100 votes on all matters upon which holders of our Common Stock are entitled to vote, including the election of directors, and all other matters as required by law.

Certain Anti-Takeover Effects

Certain provisions of our Articles of Incorporation and our Bylaws, as well as certain provisions of Chapter 78 of Nevada Revised Statutes, may be deemed to have an anti-takeover effect and could operate to delay, defer, discourage or prevent takeover attempts or other changes in control of the Company which have not been approved by the Board of Directors (including takeovers which certain stockholders might deem to be favorable). For example, the following provisions and arrangements, in particular, may operate to render more difficult or discourage an unsolicited takeover attempt or acquisition, an assumption of control through acquisition of a large block of our Common Stock, a change in our incumbent management, or a similar change in control of the Company:

Special Meetings. Under our Bylaws, a special meeting of stockholders may be called only by our entire Board of Directors, any two Directors or our President. In addition, our Bylaws generally restrict the conduct of business at a special meeting other than as specified in the notice for such meeting. These provisions may impede or preclude a stockholder, as well as any third party, from bringing a matter before a special meeting of stockholders.

No Cumulative Voting. As noted above, our Articles of Incorporation do not permit stockholders any right to cumulative voting in the election of our Directors. The absence of cumulative voting may make it more difficult for a minority stockholder to secure Board representation or replace our Board of Directors or for a third party to obtain control of us by replacing our Board of Directors.

Authorized But Unissued Shares. Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance by our Board of Directors without stockholder approval. The existence of authorized but unissued shares of Common Stock and Preferred Stock could discourage, or be used to defer or render more difficult, an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock. As noted above, under our Articles of Incorporation, our Board of Directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 30,000,000 shares of Preferred Stock in one or more series, and to establish the number of shares of any series of Preferred Stock and fix the designations, powers, preferences and rights of the shares of each series. Accordingly, our Board of Directors, without stockholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights that could proportionately reduce, minimize or otherwise adversely affect the voting power of holders of Common Stock and, accordingly under certain circumstances, could have the effect of delaying, deferring or preventing an attempt by others to gain control of the Company.

Series A Preferred Stock; Rights Agreement. As previously reported in our Current Report on Form 8-K filed on July 29, 2020, our Board of Directors approved and adopted a certain stockholder rights agreement styled as the Tax Benefit Preservation Plan, dated as of July 24, 2020 (the “Rights Agreement”), by and between the Company and Colonial Stock Transfer Company, Inc., as rights agent. The summary description of the material terms and conditions of the Rights Agreement and other information included in Item 1.01 of the aforementioned Current Report on Form 8-K is incorporated herein by reference. A copy of the Rights Agreement is also filed and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and we encourage you to read it for a complete description of its terms. Generally, the Rights Agreement provides for the issuance to our existing holders of Common Stock of certain rights which may be exercised to acquire shares (or fractions thereof) of the Series A Preferred Stock in the event that any person or group acquires beneficial ownership of 4.99% or more of our issued and outstanding Common Stock without the approval of our Board of Directors. As noted above, holders of shares of the Series A Preferred Stock are entitled to, among other rights and preferences, 100 votes per share on all matters submitted to a vote by stockholders of our Common Stock, including the election of directors, and all other matters as required by law. Accordingly, the Rights Agreement generally operates to cause substantial dilution to any person or group that acquires beneficial ownership of 4.99% or more of our issued and outstanding Common Stock without the approval of our Board of Directors. As a result, the overall effect of the Rights Agreement, including the issuance of rights thereunder and issuance of shares of the Series A Preferred Stock upon any exercise of such rights, likely may render more difficult or discourage any merger, tender or exchange offer or other business combination or significant share acquisition involving the Company that is not approved by our Board of Directors.

Nevada Anti-Takeover Statutes. Acquisitions of Controlling Interest – Nevada Revised Statutes sections 78.378 to 78.379-3 provide state regulation over the acquisition of a “controlling interest” in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. These provisions create a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. Our Articles of Incorporation and our Bylaws do not state that these provisions do not apply. Combinations with Interested Stockholders – Nevada Revised Statutes sections 78.411 through 78.444 provide that a Nevada corporation with 200 or more stockholders of record generally may not engage in certain business combinations and transactions with an “interested stockholder” (in general, the beneficial owner of 10% or more of the corporation’s voting power) or the interested stockholder’s affiliates or associates during the two-year period after the stockholder first became an interested stockholder, nor generally even after such initial two-year period (until expiration of four years after becoming an interested stockholder), unless the business combination or transaction meets all of the requirements of the corporation’s articles of incorporation and, generally, is approved by the board of directors and also by a certain percentage of disinterested stockholders, in accordance with the specified statutory requirements. A corporation may elect not to be governed by these provisions only by expressly opting out in its original articles of incorporation or in an amendment approved by the majority vote of disinterested stockholders. Our Articles of Incorporation do not expressly opt out of these provisions. Other – In addition, Nevada Revised Statutes section 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of certain relevant facts, circumstances, contingencies or constituencies.

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